Exhibit 99.5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel.: 33 (1) 47 44 37 76

Patricia MARIE
Tel.: 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel.: 33 (1) 47 44 47 49

Bertille ARON
Tel.: 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

Philippe GATEAU
Tel.: 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Total acquires LNG regasification capacity rights
at the US Sabine Pass terminal project

Paris, November 9, 2004 — Total LNG USA, Inc., a fully-owned subsidiary of Total, has acquired liquefied natural gas (LNG) regasification capacity rights for the Sabine Pass LNG regasification terminal to be built in Louisiana by Sabine Pass LNG, L.P., a fully owned limited partnership of Cheniere Energy, Inc.

Under the terms of the agreement, Total will have the right to one billion cubic feet per day (around 10 billion cubic meters per year) of regasification capacity for a period of 20 years beginning in 2009. The agreement is pending approval by the Federal Energy Regulatory Commission to build the Pass terminal.

The LNG will come from Total’s interests in several projects worldwide and notably from the Middle East and West Africa.

“The strong expansion of our natural gas trading and marketing activities in the North American gas market will be increasingly based on the importation of LNG,” said Yves-Louis Darricarrère, President Gas and Power at Total. “This capacity at the Sabine Pass regasification terminal, by assuring a market access for the Group’s production, provides another opportunity for Total to grow our global LNG business,” he added.

Total has a major presence in the global LNG markets, with equity sales of 7 million metric tons in 2003, and has interests in six liquefaction plants worldwide. Moreover, the Group holds interests in three LNG regasification terminal projects: the Altamira project on the eastern coast of Mexico near Tampico; the Hazira project on the northwest coast of India in the Gujarat State; and the Fos Cavaou project in southern France.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com